UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: May 6, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 – Results of Operations and Financial Condition

On May 10, 2010, Timberline Resources Corporation announced consolidated financial results for its second quarter of fiscal year 2010 ended March 31, 2010.

The press release attached as Exhibit 99.2 hereto is incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 2.02, including Exhibit 99.2, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure.

On May 6, 2010, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Submits Operating Permit Application for Butte Highlands Joint Venture". A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

On May 10, 2010, the Company issued a press release providing its financial results for the quarter ended March 31, 2010. A copy of the press release is attached as Exhibit 99.2 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1*	Press Release of Timberline Resources Corporation dated May 6, 2010.
99.2**	Press Release of Timberline Resources Corporation dated May 10, 2010.

* - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.
** - Furnished to, not filed with, the Commission pursuant to Item 2.02 and Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Date: May 10, 2010   Randal Hardy
                                            Chief Executive Officer, Chief Financial Officer
                                            and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated May 6, 2010.
99.2	Press Release of Timberline Resources Corporation dated May 10, 2010.

Exhibit 99.1

PRESS RELEASE

Timberline Submits Operating Permit Application for Butte Highlands Joint Venture

May 6, 2010 – Coeur d'Alene, Idaho – Timberline Resources Corporation (NYSE Amex: TLR) ("Timberline") is pleased to announce that the Company has submitted the Hard Rock Operating Permit Application for its Butte Highlands Gold Project on behalf of the Butte Highlands Joint Venture to the Montana Department of Environmental Quality (DEQ). The application process and the granting of the operating permit is a requirement to advance from the exploration phase of the project into the operational phase. This submission is the beginning of a comprehensive review involving all affected agencies.

Timberline, and its joint venture partner, Highland Mining, LLC, an affiliate of Small Mine Development (SMD), are currently advancing the Butte Highlands Gold Project under a Montana DEQ Exploration Permit. This exploration permit allows the joint venture to: 1) construct all surface facilities necessary for the exploration; 2) proceed with the development of up to 6,700 feet of underground decline; 3) perform 60,000 feet of underground core and RC exploration and definition drilling; 4) mine and remove a 10,000 ton bulk sample of ore to be processed off site.

Currently, all surface facilities, settling ponds, mine water discharge system, and approximately 800 feet of underground ramp with staged sediment sumps and explosives storage areas have been completed. Core and RC drilling are expected to commence in July 2010.

Timberline Executive Chairman and Vice President of Exploration, Paul Dircksen, commented, "Because the exploration infrastructure is virtually the same as that required for full operation, the mining aspect of the project will only impact a small amount of additional acreage. Given that the majority of the proposed disturbance associated with the land application discharge (LAD) of mine water is on land Timberline owns, that there is no proposal to process ore on the site, and the Company's good working relationship with the regulatory agencies reviewing the application, management of Timberline and the Butte Highlands Joint Venture anticipate advancing the project seamlessly from the current exploration phase into production."

Updated photos and videos showing the activities and progress at the Butte Highlands Gold Project may be viewed on the Timberline web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859